PUNCHLINE ENTERTAINMENT, INC.
                              9911 24th Drive, S.E.
                                   Everett, WA
                             Telephone: 425-336-1358
                                Fax: 425-650-7132

December 4, 2007

U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549-7010

ATTENTION: LAUREN NGUEN

Re: Punchline Entertainment, Inc.
    Amendment No. 1
    File No. 333-146934

Dear Ms. Nguen:

Further to your letter dated November 16, 2007, concerning the Plan of Distribution section of our Registration statement on Form SB-2, we provide the following responses:

PLAN OF DISRIBUTION

1. SEC COMMENT: Please revise to state that the selling shareholders who participate in the distribution of the common stock are "underwriter" within the meaning of the Securities Act of 1933, as amended, or advise us why such disclosure is unnecessary.

     RESPONSE: We have amended our Registration Statement by registering only one half of the shares owned by our selling shareholders. We hope that this would eliminate the need to classify the selling shareholders as underwriters.

Thank you.

Sincerely,


/s/ Nikolai Malitski
------------------------------
Nikolai Malitski,
President